UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-41073

Nabors Energy Transition Corp.

(Exact name of registrant as specified in its charter)

515 West Greens Road, Suite 1200

Houston, Texas 77067

(281) 874-0035

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Units, each consisting of one share of Class A common stock, $0.0001 par value, and one-half of one warrant

Class A common stock, $0.0001 par value per share

Warrants included as part of the units

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒

Rule 12g-4(a)(2)	☐

Rule 12h-3(b)(1)(i)	☒

Rule 12h-3(b)(1)(ii)	☐

Rule 15d-6	☐

Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 1*

*            Effective December 18, 2023, Nabors Energy Transition Corp., a Delaware corporation (the “Company”), merged with and into Neptune Merger Sub, Inc., a Delaware corporation and wholly owned direct subsidiary of Vast Renewables Limited, an Australian public company limited by shares (“Vast”), with the Company continuing as the surviving corporation and a wholly owned direct subsidiary of Vast, pursuant to that certain business combination agreement, dated as of February 14, 2023, as amended as of October 19, 2023. This Form 15 relates solely to the reporting obligations of the Company under the Securities Exchange Act of 1934, as amended, and does not affect the reporting obligations of Vast as its parent company.

Pursuant to the requirements of the Securities Exchange Act of 1934 Nabors Energy Transition Corp. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

NABORS ENERGY TRANSITION CORP.

By: Vast Renewables Limited, its sole stockholder

By:	/s/ Craig Wood
Name: Craig Wood
Title: Chief Executive Officer

Date: December 29, 2023